UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Summary of Proxy Solicitation

1. Overall information about Proxy Solicitation

1) Recommender	POSCO HOLDINGS INC.	2) Relationship with the company	The company itself

3) Date of public notice of the General Meeting of Shareholders	2023.02.20	4) Date of Shareholder’s Meeting	2023.03.17

5) Start date of Solicitation	2023.02.23	6) Consignment of Solicitation	Applicable

2. Purpose of Proxy Solicitation

1) Purpose	Smooth progress of the 55th Ordinary General Meeting of Shareholders and securing a quorum of resolutions.

2) Electronic mandate letter	Not applicable

3. Purpose of the 55th Ordinary General Meeting of Shareholders

•  Approval of Financial Statements for the 55th FY

•  Partial Amendments of the Articles of Incorporation

•  Election of Inside Directors

•  Election of Non-Standing Director

•  Election of Outside Director

•  Approval of the Ceiling Amount of Total Remuneration for Directors

4. Information about Agent of Proxy Solicitation

Name of the Company	Representative	Location	Scope of Consignment	Contact Information

Alliance Advisors, LLC	Joseph Anthony Caruso	200 Broadacres Drive, Bloomfield, New Jersey 07003	For foreign institutional shareholders	+852-6112-3861 (Anthony Riha)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: February 21, 2023	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President